Exhibit 10.26

[Semtech logo]

Mr. Emeka Chukwu	November 10, 2006

[home address]

Dear Emeka,

On behalf of Semtech Corporation, I am pleased to offer you the position of Chief Financial Officer. This is an exempt position will be based out of our Corporate Head Quarters located in Camarillo, CA and reports directly to Mohan Maheswaran, President and CEO of Semtech Corporation.

COMPENSATION – BASE PAY COMPONENT

You will be paid $18,333.34 per month paid at the bi-weekly rate of $8,461.54. This equates to $220,000 on an annual basis.

BONUS COMPONENT:

You will be entitled to participate in Semtech’s Cash Incentive Bonus Plan. Under the Plan you will be able to earn, at target, 50% of your annual base salary. The bonus is determined by performance to goals and objectives set for the Company by the Board of Directors. The bonus is paid annually, but not prior to payout authorization from Semtech’s Compensation Committee (typically received within 60 days of the end of the fiscal year). To be eligible for the bonus payout, you must be an active employee on the date of payout.

EQUITY AWARD GRANTS:

Stock options:

Subject to the approval of the Compensation Committee of Semtech Corporation’s Board of Directors, you will be awarded stock options granting you the right to purchase 100,000 shares of Semtech common stock. Option grants to new hires are effective only when approved by the Compensation Committee. The Committee usually meets quarterly to consider new hire grants. Options vest in 25% increments, with 1/4 vesting on each of the first, second, third, and fourth anniversaries of the award. The specific price, vesting schedule and other terms and conditions of the options awarded to you will be as set forth in your formal stock option award agreement. The Committee will consider new hire awards at its first regularly scheduled meeting after the Company has filed its restated financial statements and otherwise regained compliance with Nasdaq listing standards. The specific price, vesting schedule and other terms and conditions of the options awarded to you will be as set forth in your formal stock option award agreement.

Restricted Stock:

Subject to the approval of the Compensation Committee of Semtech’s Board of Directors, you will receive a restricted stock award for 25,000 shares of the Company’s common stock (Shares). 25% of the covered Shares would vest on the first anniversary of your Start Date, with 1/16th of the total covered Shares vesting on the first business day of the 8th week of each fiscal quarter thereafter (so that all of the Shares shall be 100% vested approximately four (4) years after the grant date), and to satisfy your federal and state income and payroll tax liabilities with respect to such vesting, the Company will retain a number of Shares which have a fair market value equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal and state income and payroll tax purposes that are applicable to such supplemental taxable income. The Committee will consider this award at its first regularly scheduled meeting after the Company has filed its restated financial statements and otherwise regained compliance with Nasdaq listing standards. The specific price, vesting schedule and other terms and conditions of the options awarded to you will be as set forth in your formal award agreement.

DEFERRED COMPENSATION:

Subject to the approval of the Compensation Committee of Semtech’s Board of Directors, you will be eligible to participate in the Semtech Deferred Compensation Plan upon employment. You may contribute up to 100% of your base salary and the company will match dollar for dollar of the first 20% of your contributions. You will have full discretion to invest both your contributions as well as the company’s contributions into a variety of 40 different mutual funds offered by the Principal Insurance Company through Executive Benefit Services. We will provide you with additional information during your new hire orientation.

Mr. Emeka Chukwu

SIGN-ON BONUS & REPAYMENT AGREEMENT (Initials Required)

Semtech will pay you a lump sum sign-on bonus of $50,000, within your first month of employment, (less applicable taxes).

It is Semtech’s policy that employees agree to reimburse the Company for such sign-on bonuses should the employee decide to leave the Company on a voluntary basis within the first four (4) years of employment. Your acceptance of this employment offer indicates that you agree to payback this bonus on a yearly pro-rata basis for up to four years from date of hire, any outstanding balance will be due and payable in full and will be deducted from your final paycheck, including accrued vacation, to the extent permitted by law. By initialing below, you specifically authorize Semtech to make this deduction from your final paycheck. If the deduction from your final paycheck is insufficient to cover the unpaid balance, you agree to remit a check to Semtech within ten business days of termination for any balance due.

    /s/ EC     Your initials indicating acknowledgement & agreement of our repayment policy

EXECUTIVE LEVEL AUTO ALLOWANCE

The Company will pay a monthly allowance of $400.00.

Additionally, you will also receive:

•	A maintenance allowance of $133.33 month ($1,600 per year)

•

An insurance allowance of $104.16 per month ($1,250 per year). Provided the insurance includes $1 million USD umbrella coverage. Proof of this coverage must be provided annually or at any other time requested.

•	Actual gasoline expenditures related to business use will be reimburse as submitted on expense reports and approved by your supervisor.

A pro-rata share of the yearly allowances will be included in each paycheck (e.g. paid bi-weekly, 1/26 of the annual allowance will be included in each paycheck). Reminder - all gasoline expenditures must be submitted on Semtech Expenses Report Forms and approved by employee’s immediate supervisor

MOVING & RELOCATION EXPENSES & TEMPORARY HOUSING

Relative to your relocation to Camarillo, CA, Semtech will pay a maximum of $25,000 for the reasonable and normal expenses associated with moving you, your family and your household goods to the Camarillo area within one year of employment. This includes such items as packing, transporting and unpacking of your household goods, storage of such goods for up to three months and all necessary travel costs by coach fare or car. This may also include closing costs on the sale of your current home and purchase of a new home in this area. All expenses must be supported by receipts, itemized on company expense reports, and approved by your manager. If you need help in coordinating a move estimate with a moving company, please let me know.

Additionally, the Company will offer you six (6) months of temporary housing not to exceed $18,000. At your option, any money not used for temporary housing may be applied to other allowable relocation expenses.

TAXES & REIMBURSEMENT of MOVING EXPENSES

It is Semtech’s policy that employees agree to reimburse the Company for all relocation costs should the employee decide to leave the Company within three years on a voluntary basis. Your acceptance of this employment offer indicates that you agree to reimburse the Company for these expenses on a monthly pro-rata basis for up to three years from date of hire. You will be responsible for all income taxes on any reimbursed items, including relocation and temporary living allowances that may not be deductible for income tax purposes. PLEASE NOTE: Relocation reimbursements for a household move, temporary housing, as well as auto expenses, etc. are reported as income on the W-2 as “other compensation”.

VACATION

Semtech’s vacation policy allows for weekly accruals towards 15 days of vacation per year for the first five years of service not to exceed 160 hours on the books at any time. After 10 years of service, employees accrue at a weekly rate and are granted an additional day of vacation per year for each year of service, (ex. 11 years = 16 days, 12 years = 17 days etc), but not to exceed 20 days; maximum hours of accrual allowed on the books will be determined by years of service.

Mr. Emeka Chukwu

MEDICAL & DENTAL

Enrollment in Semtech Corporation’s medical and dental plans is effective on the first day of the month following employment. Semtech employees are covered for health and prescriptions by Aetna.

LIFE & AD&D INSURANCE

Semtech Corporation carries both life and accidental death and dismemberment insurance on each employee for 2 times their annual salary or a $500K maximum at no cost to the employee. However, the employee may elect to purchase supplemental life and AD&D insurance’s.

401(k)

You will be eligible to join Semtech’s 401(k) Retirement Plan on the first of the month following 90 days of continuous employment. Under this plan the Company contributes a maximum amount of 65 percent of the employee’s contribution up to a maximum of the first five percent of the employee’s base salary. The Company contribution vests linearly over a three-year period. There are eleven investments to which you may direct your contributions.

START DATE and DRUG TEST

In anticipation of your favorable reply to this offer, I have enclosed a chain of custody form that you should take with you to one of the drug screen clinics listed. This drug screen should be taken on as soon as possible after acceptance of this letter. Please advise me when you have completed the drug screen.

Your start date will be determined after acceptance of this letter.

REPAYMENT AGREEMENT IN EVENT OF TERMINATION (Please initial)

In the event that your employment with Semtech terminates for any reason other than a reduction in force, any outstanding balance owed on a Note, Relocation, Advances, Education Assistance Payments, Visa or Immigration Fees will immediately become due and payable in full and any outstanding balance shall be deducted from the employee’s final paycheck including any accrued vacation payable. If the deduction from the Employee’s final paycheck is insufficient to cover the unpaid balance, the employee shall within ten business days of termination remit a check to Semtech for any balance due.

    /s/ EC     your initials indicating acknowledgement & agreement

SPECIAL NOTES: Please be advised that Semtech respects any and all obligations you have with your prior employers regarding protected information you may have acquired during your employment with them. It is not our intention to acquire any trade secrets or confidential information from you. Semtech understands your continuing obligations and encourages you to understand fully what measures you must take to ensure that no inadvertent misappropriation or prohibited disclosure occurs if you elect to accept this offer of employment with Semtech.

Semtech is an at-will employer; this means that employment and compensation can be terminated with or without cause, and with or without notice, at any time at the option of either you or the company. No terms or conditions of your employment can be modified or changed verbally in any manner.

If you should elect to accept this offer, we will need proof of eligibility to work in the United States on the first day of employment. I have enclosed a list of accepted documents with this offer.

Please indicate your acceptance by signing this original offer letter where indicated and returning it to me as soon as possible in the return envelope provided. However, I would appreciate a call from you informing me of your decision as well.

/s/ Emeka Chukwu Nov 11, 2006
Offer Accepted by: Mr. Emeka Chukwu / Date

Sincerely,

Ken Bauer

Vice President Human Resources

805-480-2703

FAX-805-480-2108